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                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-76779



           Prospectus Supplement to Prospectus dated August 12, 1999

                            Pac-West Telecomm, Inc.

                              Exchange Offer for
                                 $150,000,000
                         13 1/2% Senior Notes due 2009

   This prospectus supplement modifies our prospectus, dated August 12, 1999, relating to our exchange offer for $150,000,000 of our outstanding 13 1/2% Senior Notes due 2009, as follows:

   We filed a registration statement with the Securities and Exchange Commission on September 7, 1999, relating to a proposed initial public offering of up to $125 million of our common stock. Of the common stock proposed to be offered, a portion would be offered by us to the public generally in a firm commitment, underwritten offering led by Bear, Stearns & Co. Inc., Banc of America Securities LLC and First Union Capital Markets Corp., and a portion would be offered by us to the shareholders of Safeguard Scientifics, Inc., one of our principal shareholders. In addition, a portion of the common stock would be offered by Safeguard Scientifics to its shareholders. We would not receive any proceeds from the sale of the shares offered by Safeguard Scientifics. The underwriters would also be entitled to purchase additional shares of our common stock from us to cover over-allotments in connection with the offering by us to the public generally. The allocation of the amount of common stock to be offered by us to the public generally, by us to the shareholders of Safeguard Scientifics, and by Safeguard Scientifics to its shareholders, or the amount of common stock that would be subject to the underwriters' over-allotment option has not yet been determined.

   We intend to use the net proceeds to us from the offering to fund capital expenditures in connection with our planned expansion, including the purchase and installation of switches and transmission equipment; the acquisition of rights of use in high capacity dark fiber transport lines and related electronic equipment; working capital and other general corporate purposes; and possible future acquisitions or strategic investments.

   We anticipate that the offering will be completed in late October. However, numerous factors, many of which are beyond our control, may delay or prevent the offering from being completed or cause the offering to be completed on terms different than those described above. These factors include market conditions in the telecommunications industry, the status of the securities markets generally and of the technology sector specifically, and delays in the registration statement being declared effective by the Securities and Exchange Commission. As a result, we cannot assure you that the offering will be completed or will be completed on the terms or the schedule described above.

   This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock included in the registration statement and does not alter or change any of the terms or conditions of the exchange offer described in the prospectus.


          The date of this prospectus supplement is September 7, 1999